UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of March 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated March 14, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  March 17, 2011

Exhibit No.	Description

1	Press release, dated March 14, 2011

Exhibit 1

Jinpan International Reports Fourth Quarter and Full Year 2010 Financial Results

CARLSTADT, N.J., March 14, 2011 /PRNewswire/ -- Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Results

Net sales for the fourth quarter were $43.2 million, a 3.6% increase from $41.7 million in the same period last year. The increase in sales was the result of higher international sales and higher volume transformer sales in the Company’s domestic business. In the fourth quarter, domestic sales accounted for $40.3 million, or 93.3% of net sales, compared to $39.7 million, or 95.2% of net sales in the same period last year. Net sales outside of China were $2.9 million, or 6.7% of net sales, compared to $2.0 million, or 4.8% of net sales in the same period last year.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $39.8 million, or 92.1% of net sales in the fourth quarter, while wind energy products represented $3.4 million, or 7.9% of net sales in the fourth quarter.

Gross profit in the fourth quarter decreased 1.8% year over year to $16.9 million from $17.2 million. Fourth quarter 2010 gross profit margin was 39.2% compared to 41.3% in the prior year period and 35.9% in the 2010 third quarter. Fourth quarter 2010 gross margin improved sequentially primarily due to a higher level of international sales and higher level of customized product orders.

Selling and administrative expenses in the fourth quarter were $11.2 million, or 25.9% of net sales, compared to $11.4 million, or 27.3% of net sales in the same period last year. This decrease was primarily a result of lower R&D expense related to new product development.

Operating income decreased 1.8% to $5.8 million, or 13.3% of net sales, from $5.9 million, or 14.1% of net sales in the same period last year.

Net income for the fourth quarter decreased 7% to $5.8 million, or $0.35 per diluted share, from $6.2 million, or $0.39 per diluted share, in the same period last year. Fourth quarter net income as a percentage of net sales was 13.4%.

Balance Sheet

As of December 31, 2010, the Company had $27.5 million in cash and cash equivalents, compared to $23.7 million at December 31, 2009. The Company’s accounts receivable on December 31, 2010 totaled $76.0 million, compared to $64.2 million at December 31, 2009. Notes payable in the 2010 fourth quarter increased to $27.1 million compared to $5.0 million at the end of December 31, 2009. Total bank loans outstanding at December 31, 2010 increase to $13.7 million as compared to $1.6 million at December 31, 2009.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, “Overall we had a solid fourth quarter and believe our growth trends will continue in 2011. We were pleased to see a sizeable sequential improvement to our gross profit margin due to improved customized orders and international sales shipments. While the price for silicon steel remains at historic lows, we increased our volume for cast resin transformers at a healthy pace in the fourth quarter. Our engineering capabilities and high quality transformer products give us an edge over our competitors and allows us to maintain pricing discipline. International purchase orders have climbed at a steady rate in recent months and we finished the month of February with our highest level of international orders since August 2009. We are hopeful that our international and domestic product demand will continue to rise throughout 2011.”

“Looking at our opportunities for the remainder of this year, we believe we will benefit from the rollout of new products developed in recent quarters, such as our gas insulated switch gear products. We also plan on selling a larger number of cast resin transformers domestically in China which are utilized for big industrial infrastructure projects. We also believe we can benefit from improving sales in our wind energy business. As the economic environment further improves, we continue to capitalize on new market opportunities that will further solidify our position in the power distribution and wind energy market.”

Financial Outlook

For the first quarter of 2011, the Company currently anticipates net sales in the range of $25-$27 million, net income of approximately $1.5-$1.7 million and diluted EPS of approximately $0.10. For the full year 2011, the Company currently anticipates net sales growth of 20-25% to $173-$180 million, gross profit margin of 36%-38%, net income growth of approximately 43-50% to $19.0-$20.0 million.

Fiscal 2010 Results

For the full year, total sales decreased 9.3% to $144.1 million from $158.9 million in the prior year.

Gross profit in 2010 decreased 16.5% year-over-year to $56.1 million from $67.2 million and gross profit margin decreased by 7.9% year over year to 38.9% from 42.3%.

Selling and administrative expenses in 2010 were $40.7 million or 28.2% of net sales, compared to $36 million, or 22.7% of net sales, in the prior year.

Operating profit in 2010 decreased 50.5% to $15.4 million, or 10.7% of net sales, compared to $31.1 million, or 19.6% of net sales, in the prior year.

Net income in 2010 decreased 54.1% to $13.3 million, or $0.81 per diluted share, compared to $29.0 million, or $1.78 per diluted share, in the prior year.

Conference Call Information

Jinpan’s management will host an earnings conference call on March 14, 2011 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing #1-719-325-2423. A webcast will also be available via www.viavid.net. A replay of the call will be available through March 28, 2011. Listeners may access the replay by dialing #1-858-384-5517, access code: 9159718.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
(unaudited)
For the Three and Twelve Month Periods Ended December 31, 2010

	Three months	Three months	Twelve months	Twelve months
	ended Dec31	ended Dec31	ended Dec31	ended Dec31
	2010	2009	2010	2009
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	43,152	41,689	144,061	158,879

Cost of Goods Sold	(26,229)	(24,455)	(87,971)	(91,699)

Gross Margin	16,923	17,234	56,090	67,180

Operating Expenses

Selling and administrative	(11,169)	(11,373)	(40,673)	(36,039)

Operating income	5,754	5,861	15,417	31,141

Interest Expenses	(149)	-	(309)	(212)

Other Income	1,173	636	2,443	1,036

Income before income taxes	6.778	6,497	17,551	31,965

Income taxes	(979)	(252)	(4,240)	(2,993)

Net Income	5,799	6,245	13,311	28,972

Earnings per share

-Basic	US$0.36	US$0.39	US$0.82	US$1.81

-Diluted	US$0.35	US$0.39	US$0.81	US$1.78

Weighted average number of shares

-Basic	16,159,893	16,028,152	16,159,893	16,028,152
-Diluted	16,338,491	16,385,509	16,457,462	16,276,121

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	December 31,	December 31,
	2010	2009
	US$	US$

Assets
Current assets:
Cash and cash equivalents	27,527	23,664
Restricted Cash	1,079	2,085
Accounts receivable, net	75,960	64,173
Inventories	29,532	25,618
Prepaid expenses	28,939	9,780
Other receivables	9,833	9,732
Total current assets	172,870	135,052
Property, plant and equipment, net	32,138	26,716
Construction in progress	1,861	1,811
Land use right	6,374	5,991
Intangible asset-Goodwill	12,721	12,340
Other assets	69
Deferred tax assets	448	351
Total assets	226,481	182,261
Liabilities and Shareholders’ Equity
Current liabilities:
Short term bank loans	12,080	-
Accounts payable	13,269	10,385
Notes Payable	27,111	5,009
Tax Payable	1,582	1,837
Advance from customers	5,319	3,996
Other Payable	14,105	23,453
Total current liabilities	73,466	44,680
Long Term Loan	1,597	1,643
Shareholders’ equity:
Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares - 16,425,456 in 2010 and 2009	74	74
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares -none in 2010 and 2009	-	-
Additional paid-in capital	35,738	35,525
Reserves	9,514	3,906
Retained earnings	92,760	87,325
Accumulated other comprehensive income	12,957	8,764
	151,897	136,448
Less: Treasure shares at cost, common stock-202,470 in 2010 and	(479)	(510)
206,470 in 2009
Total shareholders’ equity	151,418	135,938
Total liabilities and shareholders’ equity	226,481	182,261

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Twelve Months Ended December 31, 2010
(Unaudited)

	Year ended December 31	Year ended December 31

	2010	2009

(In thousands)	US$	US$

Operating activities
Net income	13,311	28,972
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	3,636	3,738
Provision for Doubtful Debt	257	339
Loss/(Gain) on disposal of fixed assets	(67)	(4)
Deferred Income Tax	(84)	(51)
Stock-based compensation cost	213	908
(Gain) from sales of available-for -sales securities		-
Changes in operating assets and liabilities
Restricted Cash	1,006	(754)
Accounts receivable	(9,915)	(5,759)
Notes receivable	2,129	(2,426)
Inventories	(3,076)	6,231
Prepaid expenses	(18,571)	(5,072)
Other receivables	(1,972)	6
Accounts payable	2,524	(908)
Note Payable	21,614	5,011
Income tax	(318)	(1,833)
Advance from customers	1,182	(3,829)
Other liabilities	(9,986)	2,766
Net cash provided by operating activities	1,883	27,335
Investing activities
Purchases of property, plant and equipment	(8,202)	(8,017)
Proceeds from sales of property, plant and equipment	111	109
Payment for construction in progress	-	-
Long term prepaid Lease	(195)
Payment for investment in minority interest	(30)
Net cash (used in) investing activities	(8,316)	(7,908)
Financing activities
Proceeds from bank loan	19,565	6,495
Repayment of bank loan	(7,764)	(16,574)
Issued shares from treasury stock		557
Proceeds from exercise of stock options	30	306
Dividends paid	(2,333)	(1,942)
Net cash (used in)/provided by financing activities	9,498	(11,158)
Effect of exchange rate changes on cash	798	(13)
Net increase/(decrease) in cash and cash equivalents	3,863	8,256
Cash and cash equivalents at beginning of year	23,664	15,408
Cash and cash equivalents at end of the period	27,527	23,664
Interest paid	250	257
Income taxes paid	4,665	4,316

SOURCE Jinpan International
CONTACT:Mark Du, Chief Financial Officer of Jinpan International Ltd., +1-201-460-8778; or In U.S.: Bill Zima of ICR, Inc., +1-203-682-8233 http://www.prnewswire.com
LOAD-DATE: March 14, 2011